SOLICITORS AND INTERNATIONAL LAWYERS

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PARTNERS
Matthew D. Bersani	Colin Law
Sidharth Bhasin	Kyungwon Lee
Lorna Xin Chen	Paul Strecker
Peter C.M. Chen	Shuang Zhao

VIA EDGAR	November 21, 2013

Re:                         Camelot Information Systems Inc.
Schedule 13E-3

Filed October 18, 2013

File No. 005-85940

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Panos:

On behalf of Camelot Information Systems Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 14, 2013 with respect to the Schedule 13E-3, File No. 005-85940 (“Schedule 13E-3”) filed on October 18, 2013 by the Company and the other filing persons named therein.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.  In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Proxy Statement.

We represent the independent committee of the board of directors of the Company (the “Independent Committee”).  To the extent any response relates to information concerning any of Camelot Employee Scheme Inc., Camelot Employee SubMerger Scheme INC., Mr. Yiming Ma, Ms. Heidi Chou, Mr. Yuhui Wang, Benefit Overseas Limited, Dreams Power Ltd. or Mr. Bo Chen, such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  NEW YORK  |  PALO ALTO
PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

* * *

Schedule 13E-3

General

1.                                      Each filing person must individually comply with the filing, dissemination, disclosure, and signature requirements of Schedule 13E-3. Therefore, all of the information required by Schedule 13E-3 and its instructions will need to be provided for all filing persons. In this regard, and as a non-exclusive example, we note that Webster Yin, Haoli Jia, Chi-Pang Evan Tso, Wai Hoong Leung, Funders Holding Ltd., and Ever Smooth Corporate Limited have been identified as filing persons on page 1, yet none of these persons have appeared on the cover page of Schedule 13E-3 or met the signature requirements. Please revise accordingly or advise.

For reasons stated in our response to the Staff’s comment #2, persons identified in the Staff’s comment #1 are not filing persons and the relevant paragraph on page 1 of the Schedule 13E-3 has been revised accordingly.

2.                                      Please describe how you determined that the Rollover Shareholders that are not currently named as filing persons are not affiliates engaged in the Rule 13e-3 transactions that should be identified as filing persons for purposes of Rule 13e-3. For guidance, refer to Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Those Rollover Shareholders not currently identified as filing persons are not filing persons because they are not “affiliates” of the Company.  Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.”  Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.  In the present case, none of the Rollover Shareholders not currently named as filing persons controls, or is able to influence the governance or operations of, the Company.  Similarly, none of them is controlled by or under common control with the Company.  Therefore, those Rollover Shareholders not currently named as filing persons should not be considered as affiliates of the Company.

Introduction, page 1

3.                                      Please revise the last paragraph on page 1 to prominently state that, as a result of the Voting Agreement with the Rollover Shareholders, only 15.96% of shares, including shares represented by ADSs, held by unaffiliated shareholders must be voted in favor for the transaction to be approved.

In response to the Staff’s comment, the relevant paragraph on page 1 of the Revised Proxy Statement has been revised.

4.                                      We noticed the assertion in the last paragraph of this section that represented the filing of the Schedule 13E-3 “shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is ‘controlled’ by any other Filing Person, or that any other Filing Person is an ‘affiliate’ of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.” Given that Rule 13e-3, by its terms, only applies to issuers or affiliates of the issuer, please revise the disclosure to reconcile this assertion with the text of the rule or delete the assertion.

In response to the Staff’s comment, the last paragraph of this section has been deleted in the Revised Proxy Statement.

Item 16. Exhibits

Exhibit 99.(A)(1)

General

5.                                      In the appropriate section(s) of the document, please revise the disclosure to discuss more fully the reasons for the board’s conclusion to recommend undertaking the transaction at this time. See Item 7 of Schedule 13E-3 and corresponding Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on pages 38, 39 and 62 of the Revised Proxy Statement.

6.                                      Please update appropriate sections of the disclosure to describe any actions, including any discussions or negotiations, taken during the “go-shop” period from the date the merger agreement was signed to October 18, 2013 to seek or initiate an acquisition proposal as allowed by the merger agreement. See Item 9 of Schedule 13E-3 and corresponding Item 1015 of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 1

7.                                      Please describe more fully the circumstances that led the company to believe that the investigations against Longtop Financial Technologies Limited adversely affected the share value of the Company, aside from being in the same business sector.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

8.                                     Please disclose and discuss whether there were any factors, other than the declining share price, that led Mr. Ma to begin evaluating a going-private transaction.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

9.                                      We note the disclosure on page 28 that the independent committee of the board was formed, in part, to evaluate other strategic alternatives for the company. It appears based on the disclosure in this section and on page 61 under “Alternatives to the Merger” that the only strategic alternative considered was an unaffiliated merger or acquisition transaction. Please advise us, with a view toward revised disclosure, what other strategic alternatives were considered by the independent committee and ultimately by the issuer, if any, and the reasons for their rejection. See Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 62 of the Revised Proxy Statement.

10.                               Please describe the discussions and the specific qualifications that led the board to select Duff & Phelps as an outside advisor. Refer to Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(2) and (3) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 29 of the Revised Proxy Statement.

11.                               Please clarify when the legal memorandum prepared by Party D’s PRC counsel was shared with the independent committee, and when and how the independent committee communicated its comments and views to Shearman that were subsequently shared with Party D’s counsel on August 12, 2013.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 33 of the Revised Proxy Statement.

12.                               Please describe each of the separate conversations had between Mr. Ma and Mr. Jian Wang, including the dates on which such discussions occurred.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on pages 33 and 34 of the Revised Proxy Statement.

13.                               On page 34, please describe more fully the known circumstances that led to Party D declining to provide a revised proposal.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

14.                               Please describe more fully the circumstances around which members of management and certain employees were invited to participate in the transaction as rollover shareholders. In this regard, please address whether all managers and employees were invited, and if not, whether all invited persons ultimately participated, and how and by whom the invited persons were first approached.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

15.                               Please describe whether any communication was made with Party C between August 25, 2013 and September 24, 2013.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

16.                               Please specifically state whether there were any indications of interest expressed by the 73 potential buyers contacted by Duff & Phelps between September 24, 2013 and September 28, 2013.

Other than Party C, as disclosed on page 36 of the Revised Proxy Statement, none of the 73 parties that D&P contacted during the go-shop period responded with an expression of interest in submitting an acquisition proposal.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 36

17.                               We note your disclosure on page 41 that “the independent committee and the board of directors believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value.” Please disclose the basis for such belief. We refer you to Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 42 of the Revised Proxy Statement.

Position of the Buyer Group, Parent and Merger Sub as to the Fairness of the Merger, page 42

18.                               Please note that the information required by Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A should be provided by each affiliate engaged in the Rule 13e-3 transaction. Please revise.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on pages 44 and 45 of the Revised Proxy Statement.

Certain Financial Projections, page 45

19.                               We noticed that the projections were not prepared in accordance with GAAP and were not disclosed in order to comply with Item 9 of Schedule 13E-3 and corresponding Item 1015 of Regulation M-A. Please revise to comply with Regulation G, or advise.

The Company respectfully advises the Staff that the non-GAAP financial projections contained in the Section entitled “Certain Financial Projections” were used by the independent committee in connection with the financial analysis of the merger, and by Duff & Phelps in connection with the rendering of its fairness opinion and are referenced in the discussion of the basis for and methods of arriving at the findings in such fairness opinion pursuant to Item 1015(b) of Regulation M-A.  The fact that the financial projections were prepared by the Company’s management and shared with the independent committee and Duff & Phelps does not change the legal basis requiring such disclosure, which is Item 1015(b) of Regulation M-A.  Rule 100(d) of Regulation G provides that Regulation G does not apply to non-GAAP financial information “included in disclosure relating to a proposed business combination … if the disclosure is contained in a communication that is subject to”

Item 1015 of Regulation M-A.  Accordingly, the Company respectfully advises the Staff that it would rely upon Rule 100(d) of Regulation G in determining not to include any additional disclosure under Regulation G with respect to such financial projections.

In addition, the disclosure of such financial projections provides the Company’s shareholders with the benefit of information prepared by the Company’s management and used by the independent committee and Duff & Phelps in connection with the financial analysis of the merger and by Duff & Phelps in connection with the rendering of its fairness opinion.  While Item 1015 of Regulation M-A does not specifically require disclosure of non-GAAP financial information provided to the buyer group, the Company believes that such information is exempted from Regulation G because the Proxy Statement is a communication subject to Item 1015 of Regulation M-A.  The Company does not believe there should be a distinction for purposes of Regulation G between this information being disclosed in the context of an opinion disclosed pursuant to Item 1015 of Regulation M-A, or it being otherwise disclosed in a proxy statement that is plainly subject to Item 1015 of Regulation M-A, particularly when such information is the same.  Furthermore, the purposes of the exemption in Rule 100(d) of Regulation G with respect to the disclosure contained in a communication subject to Item 1015 of Regulation M-A would not be served by application of Regulation G to the financial projections in the Proxy Statement.  The financial projections were not prepared with a view toward public disclosure and were not and are not being used by the Company to obscure the Company’s GAAP results.  The financial projections included in the Proxy Statement are included solely to give the Company’s shareholders access to certain information that was made available to the independent committee and Duff & Phelps, and are not included in order to induce any holder of Shares or ADSs to vote in favor of approval of the merger agreement or to elect not to seek appraisal for his or her Shares, and should not be relied upon by any holder of Shares or ADSs in making an investment or voting decision.

Effect of the Merger on the Company, page 57

20.                               Revise to quantify the cost savings associated with Camelot’s future avoidance of the need to comply with the federal securities laws. In addition, revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of Camelot’s future compliance cost savings as well as Camelot’s use of any operating loss carryforwards that could be applied to shelter future income. Quantify this benefit, and explain how these benefits might accrue on an annual basis as a result of the transaction’s successful execution. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 58 of the Revised Proxy Statement.

Transactions in the Shares and ADSs, page 107

21.                               We note the disclosure regarding the share repurchase program, as well as the representation that none of the filing persons has purchased any subject securities during the prior 60 days. Please confirm that all of the information required by Item 1002(f) of Regulation M-A for any purchases made in the subject securities in the last two years has been disclosed, or revise.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 108 of the Revised Proxy Statement.

Exhibit 99.(B)(1)

22.                               We note that exhibit 99.(B)(1) does not include the exhibits to that letter agreement. Please refile with all related exhibits.

In response to the Staff’s comment, all related exhibits to the letter agreement have been filed.  Please refer to the updated Exhibit (b)-(1) to the Schedule 13E-3 Amendment.

Exhibit 99.(C)(2)

23.                               The disclaimer on page 2 states that the materials and any opinion were compiled on a confidential basis and may not be distributed to any other party, publicly disclosed, or relied upon without the prior written consent of Duff & Phelps. Please disclose, if true, that Duff & Phelps has consented to the use of its materials by security holders who review the Schedule 13E-3 disclosure in connection with making an investment or voting decision.

Although the materials prepared by Duff & Phelps and presented to the Independent Committee were solely for the Independent Committee in connection with its evaluation of the proposed merger, Duff & Phelps has consented to the inclusion and disclosure of its presentation materials in the Schedule 13E-3.  The materials prepared by Duff & Phelps, and the disclosure of such materials, are not a recommendation as to how the Independent Committee or any shareholder should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement, as requested by the Staff, by each of the Company, Camelot Employee Scheme Inc., Camelot Employee SubMerger Scheme INC., Mr. Yiming Ma, Ms. Heidi Chou, Mr. Yuhui Wang, Benefit Overseas Limited, Dreams Power Ltd. and Mr. Bo Chen.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8038.

Very truly yours,

By:	/s/ Paul Strecker
Name: Paul Strecker

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 14, 2013 with respect to the Schedule 13E-3, File No. 005-85940 (the “Schedule 13E-3”), filed on October 18, 2013 by the Company and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Camelot Information Systems Inc.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Chairman and Chief Executive Officer

Camelot Employee Scheme Inc.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

Camelot Employee SubMerger Scheme INC.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

Yiming Ma

By:	/s/ Yiming Ma

Heidi Chou

By:	/s/ Heidi Chou

Yuhui Wang

By:	/s/ Yuhui Wang

Benefit Overseas Limited

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

Dreams Power Ltd.

By:	/s/ Heidi Chou
Name: Heidi Chou
Title: Director

Bo Chen

By:	/s/ Bo Chen